

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

K. Bryce Toussaint
Chief Executive Officer
Principal Solar, Inc.
100 Crescent Court
Suite 700
Dallas, TX 75201

>   **Re: Principal Solar, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June 29, 2020**
>   **File No. 024-11253**

Dear Mr. Toussaint:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Summary, page 2

1.   Please revise to clarify the nature of your agreement with Tokata Oil Recovery, Inc. For example, on page 2 you disclose that you have "licensed" oil extraction technologies, and on page 31 you refer to the agreement with Tokata as a five year "license agreement." However, we note that the agreement filed as Exhibit 6.4 is a term sheet that states that the parties intend to enter into a licensing agreement.

Distribution
Pricing of the Offering, page 25

2.   You disclose that your offering will be conducted on a best efforts basis by your officers upon reliance on the safe harbor from broker-dealer registration set out in Rule 3a4-1

under the Securities Exchange Act of 1934. However, your disclosure on page 25 states that the initial public offering price was determined by negotiation between you and the underwriter. In addition, you disclose on the cover page that you will offer the common stock "primarily through an online platform." However, such platform is not described elsewhere in your offering statement. Please explain or reconcile these apparent inconsistencies.

Business

Oil Recovery System, page 32

3.   You state that the Tokata oil recovery process "has been successfully utilized by the Licensor for several years." Expand your disclosure to clarify the total number of wells in which the Tokata Process Technology was successfully applied.

4.   You disclose that your target customer is one in which its oil wells have experienced reduced oil production. You additionally disclose that these wells started their productive life producing much greater volumes using natural pressure, but over time, the natural pressure has decreased and oil production has dropped.

If the referenced costs savings achieved by the application of the Tokata Process Technology is limited by the historical producing characteristics of the target reservoir, revise your disclosure accordingly or tell us why a revision is not needed. For example, address whether the referenced cost savings can be similarly achieved in 1) reservoirs whose primary recovery mechanism was strong water drive and that have historically produced significant amounts of water that ultimately resulted in the decline in their crude oil production as well as 2) reservoirs whose primary recovery mechanism was pressure depletion that ultimately resulted in the decline in their crude oil production without having historically produced significant amounts of water.

Statement of Stockholders' Deficit, page F-52

5.   It does not appear that you have presented a statement of stockholders' deficit for each of the two fiscal years preceding the date of your most recent balance sheet. Revise your presentation accordingly. Refer to section (b)(4) of Part F/S of Form 1-A.

Exhibits

6.   Please file copies of your promissory note and security agreement with Arowana in the original principal amount of $1.6 million, and each of your four promissory notes arising from the acquisition of Bayou Road Investments in the aggregate principal amount of $350,000 as exhibits to your offering statement or tell us why you believe you are not required to do so. Refer to Item 17 of Part III of Form 1-A.

General

7.   We note that the offering statement has not been signed by a majority of the members of

your board of directors, as required by Form 1-A. Please revise.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Donnell Suares, Esq.